EXHIBIT 99.1

Foremost Clean Energy Announces 3-Year Drill Permit for Hatchet Uranium Project and Plans for Upcoming 3,000 Metre Winter Drill Program

VANCOUVER, British Columbia, Oct. 02, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), is pleased to announce the receipt of a three-year exploration permit from the Saskatchewan Ministry of Environment for its Hatchet Lake Uranium Project (“Hatchet”), located in the world-renowned Athabasca Basin region of northern Saskatchewan (see Figure 1). The permit is valid until December 28, 2028, and authorizes up to 50 drill holes. A phase 2, 3,000-metre drill program is being planned for winter 2025–2026. Phase 2 will focus on following up the Tuning Fork discovery (see news release May 15, 2025), and testing high priority targets that were initially identified and advanced through historic work by Denison Mines Corp. (“Denison”, NYSE American: DNN, TSX: DML).

“Securing this three-year permit is an important milestone, as it provides Foremost with significant runway to explore this highly prospective property and rapidly follow-up positive results,” states Jason Barnard, President and CEO of Foremost. “The uranium industry is at a historic inflection point. The recent World Nuclear Association symposium highlighted an ‘absolute undeniable’ supply-demand deficit, with projections of 700 GW of SMR capacity by 2050 adding to the already urgent need for new uranium discoveries. At the same time, the $100 billion OpenAI–NVIDIA deal illustrates the potential for exponential energy demand from the digital economy, where access to clean, reliable power is becoming the ultimate bottleneck. Together, these forces make clear that nuclear energy is the only scalable solution—and investment in uranium exploration now is necessary to meet the projected demands of a growing fleet of nuclear power plants. We believe our aggressive exploration strategies at Hatchet Lake, alongside our ongoing program at Murphy Lake South, positions Foremost at the forefront of this essential search for new source fuel supply. We are committed to potentially deliver the discoveries needed to power the future clean energy economy and generate shareholder value.”

Figure 1. Hatchet Lake Regional Context Map.

Winter 2025–2026 Drill Program: High-Priority Uranium Targets

The Company plans to initiate a 3,000-metre drill program this winter, which is expected to test multiple target areas on the property (see Figure 2), with the following objectives.

  Expand the New Tuning Fork Discovery where drill hole TF-25-16, which intersected 0.10% eU3O81 over 6.5m, including 0.22% eU3O8 over 0.9m (assays pending).
  Drill Test High-Priority Targets on the Richardson Trend that were initially identified and advanced through historic work by Denison.
  Drill Test the Beta Grid where historic drilling indicated a 35 m unconformity offset.

Foremost is committed to disciplined, high-impact exploration aimed at unlocking the next generation of unconformity-related uranium deposits in the Athabasca Basin. By advancing these targets in parallel with its broader project portfolio, Foremost believes that it is well situated to deliver discovery-driven growth and long-term value creation for its shareholders.

Figure 2. Primary Exploration Target Areas.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A Qualified Person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. to earn up to 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Radiometric equivalent (“eU3O8”) derived from a calibrated downhole gamma probe.

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